UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2018

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 7414002

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

BiondVax Pharmaceuticals Ltd.’s (hereinafter, the “Registrant”, the “Company”, or “BiondVax”) announces that on August 13, 2018, Dr. Babecoff entered into a conditional arrangement agreement with the Israeli Tel Aviv District Attorney (DA), to conclude the investigation proceedings against Dr. Babecoff (hereinafter, the “Arrangement”). According to the Arrangement, the DA shall terminate investigation proceedings and will not file an indictment against Dr. Babecoff.

A copy of the Arrangement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

BiondVax’s Board of Directors nominated a special committee to confirm that the required corporate governance compliance measures are properly taken and to review whether or not there are other potential corporate implications relating to the Arrangement.

As previously reported by BiondVax in a Current Report on form 6-K, dated March 30, 2016, Dr. Babecoff was investigated under warning by the Israeli Securities Authority (ISA).

It is noted that BiondVax is not a party to the investigation nor the Arrangement and continues its business operations as usual. An internal enforcement plan, which includes all relevant compliance and corporate governance matters, is already in place and implemented by BiondVax. BiondVax also intends to continue its annual employee briefings on regulatory compliance, including risks of inside information leaks.

Exhibit No.	Description

99.1	Arrangement signed between Tel Aviv District Attorney and Dr. Ron Babecoff

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: August 20, 2018	By:	/s/ Avner Rotman
Avner Rotman
Chairman of the board

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